

02004889

SE[...]TES
SE[...]GE COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response. . . 12.00

SEC FILE NUMBER
8 - 48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Capital West Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

211 North Robinson, Suite 200
(No. and Street)

Oklahoma City (City) — Oklahoma (State) — 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Norman Frager — (405) 235-5715 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

100 North Broadway, Suite 2550 (Address) — Oklahoma City (City) — Oklahoma (State) — 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/0
3/26/02

OATH OR AFFIRMATION

I, Robert O. McDonald swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of Capital West Securities, Inc. (the "Company"), for the year ended December 31, 2001, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Robert O. McDonald, Chairman & CEO

Title

Notary Public


NOTARY
SEAL
PUBLIC

ALTHEA R. ROBERTS
Oklahoma County
Notary Public in and for
State of Oklahoma
My commission expires July 9, 2005.

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☒ Notes to financial statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934. (See Note 1)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934. (Not applicable)
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not required)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not required)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL WEST SECURITIES, INC.
(A Wholly Owned Subsidiary of
Affinity Holdings Corporation)
(SEC I.D. NO. 8-48259)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report, and Supplemental Report on Internal Control



FEB 27 2002
340
SECTION
WASH, D.C.

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

Deloitte & Touche LLP
Suite 2550
Bank One Center
100 North Broadway
Oklahoma City, Oklahoma 73102

Tel: (405) 552-3000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Capital West Securities, Inc.:

We have audited the accompanying statement of financial condition of Capital West Securities, Inc. (the "Company") (a wholly owned subsidiary of Affinity Holdings Corporation), as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2002

CAPITAL WEST SECURITIES, INC.
(A Wholly Owned Subsidiary of Affinity Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 720,770
RECEIVABLE FROM CLEARING ORGANIZATION	719,944
SECURITIES OWNED, AT MARKET - Pledged to clearing organization	257,203
ACCRUED INTEREST RECEIVABLE	1,098
RECEIVABLE FROM PARENT	445,384
GOODWILL, net	90,203
OTHER ASSETS	99,642
TOTAL	$2,334,244

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 410,780
Payable to clearing organization	348,098
Total liabilities	758,878
COMMITMENTS AND CONTINGENCIES (Note 6)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.01 per share; 3,000,000 shares authorized and outstanding	30,000
Additional paid-in capital	481,777
Retained earnings	1,063,589
Total stockholder's equity	1,575,366
TOTAL	$2,334,244

See notes to statement of financial condition.

CAPITAL WEST SECURITIES, INC.
(A Wholly Owned Subsidiary of Affinity Holdings Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Organization and Operations - Capital West Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is wholly owned by Affinity Holdings Corporation (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients, individual and institutional investors, a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices:

Basis of Presentation - In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents at December 31, 2001, includes $287,184 invested in money market accounts with the clearing organization and cash on deposit at banks.

Securities Transactions - Securities transactions are recorded on a trade date basis.

Securities Owned - Securities owned consist substantially of tax-exempt securities which are carried at fair value, based on published quotations. For securities with fair values not readily available through market sources, management estimates fair value based on quoted market prices of similar instruments.

Goodwill - The excess of purchase price over the fair value of net assets acquired is amortized on a straight-line basis over 15 years. Goodwill is reviewed for impairment annually and is considered impaired when the goodwill balance is not recoverable from estimated future cash flows.

Income Taxes - The Company is included in the Parent's consolidated federal and state income tax returns. Under the tax sharing agreement with the Parent, income taxes are allocated to the Company on its share of the consolidated tax liability.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recently Issued Accounting Standards –In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS No. 141") which addresses financial accounting and reporting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Use of the pooling of interests method is no longer permitted. The adoption of SFAS No. 141 did not impact the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142") which is fully effective in fiscal years beginning after December 15, 2001, although certain provisions of SFAS No. 142 are applicable to goodwill and other intangible assets acquired in transactions completed after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and requires that goodwill and intangibles with an indefinite life no longer be amortized but instead be periodically reviewed for impairment. The adoption of SFAS No. 142 will not materially impact the Company's financial position or results of operations.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS No. 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This adoption of SFAS No. 143 will not materially impact the Company's financial position or results of operations.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets by requiring that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The provisions of this statement generally are to be applied prospectively; therefore, the adoption of SFAS No. 144 will not impact the Company's financial position or results of operations.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any thirty-day period without notification and/or approval of the Securities and Exchange Commission.

At December 31, 2001, the Company had an aggregate indebtedness to net capital ratio of .55 to 1 with net capital of $824,403, which was $574,403 in excess of its required net capital of $250,000.

3. EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer matching contributions as determined by the Company's Board of Directors, not to exceed 6% of each participant's eligible compensation.

4. RELATED PARTY TRANSACTIONS

The Company paid certain expenses and obligations of the Parent in the amount of $53,747 for 2001. Receivable from Parent represents amounts due the Company as a result of the aforementioned transactions. The amounts are noninterest-bearing and settle in the normal course of business.

5. FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 2001, the carrying amount of all financial instruments as reflected on the statement of financial condition was the same as their estimated fair value.

For Cash and Cash Equivalents, and Receivable from and Payable to Clearing Organization, the carrying amount is a reasonable estimate of fair value as such amounts are payable or receivable on demand or generally within five days.

For Securities Owned, fair value is estimated based on the closing price for listed securities at December 31, 2001, or at the appropriate bid or asked price, in accordance with management's established procedures.

The fair value estimates are based on pertinent information available to management at December 31, 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been significantly revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

6. COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Future minimum rental payments are as follows:

2002	$233,000
2003	71,000
2004	47,000

Office space and equipment under operating leases assumed by the Parent are subleased to the Company, and the Company remits certain of these lease payments directly. Such lease obligations include month-to-month leases as well as leases expiring at various dates through December 2004.

During 2001, the Company subleased furniture, equipment, and computers from the Parent. Such lease payments approximated $137,000. Future lease payments are approximately $5,000 for both 2002 and 2003, and $4,000 for 2004.

The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. Transactions relating to such commitments that were open at December 31, 2001, and subsequently settled, had no material effect on the statement of financial condition as of that date.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the ultimate liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.

* * * * * *

Deloitte & Touche LLP
Suite 2550
Bank One Center
100 North Broadway
Oklahoma City, Oklahoma 73102

Tel: (405) 552-3000
www.us.deloitte.com

Deloitte & Touche

February 1, 2002

To the Board of Directors of
Capital West Securities, Inc.
211 North Robinson, Suite 200
Oklahoma City, Oklahoma 73102

Dear Members of the Board:

In planning and performing our audit of the financial statements of Capital West Securities, Inc. (the "Company") (a wholly owned subsidiary of Affinity Holdings Corporation) for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP